Exhibit 4.21

EXECUTION VERSION`

CONSULTING

AND

INTERIM CHIEF FINANCIAL OFFCER AGREEMENT

This Consulting and Interim Chief Financial Officer Agreement (“Agreement”) is effective as of the 14th day of May, 2020 by and among Mereo BioPharma Group plc, a company incorporated in England and Wales with a registered office at 1 Cavendish Place, London W1G 0QF (the “Company”), MSW Consulting Inc., a corporation with headquarters located at 49 Beacon Street, Unit 3 Boston, MA 02108 (“Consultant”), and Michael Wyzga (”Wyzga” or “Executive”).

WHEREAS, the Company desires to retain Consultant as an independent contractor to perform consulting services for the Company for a period of time, and Consultant is willing to perform such services, on terms set forth more fully below.

WHEREAS, upon the departure of the Company’s current chief financial officer, the Company wishes to appoint Executive as its interim chief financial officer (“Interim CFO”), on terms also set forth more fully below, for an expected period of less than one year; and

WHEREAS, Executive desires to accept his appointment as Interim CFO;

NOW THEREFORE, in consideration of the mutual promises contained herein, the parties agree as follows:

Part I. Consulting Services

1.    Consulting Period. The engagement of Consultant pursuant to this Agreement will commence on the date first written above, and unless terminated earlier pursuant to Part I, Section 3 (Termination of Consulting Period) of this Agreement, will terminate upon Wyzga’s assuming the position of Interim CFO. The period during which Consultant is providing the Services (as defined below) pursuant to this Agreement shall constitute the “Consulting Period.”

2.    Services and Compensation. During the Consulting Period, Consultant agrees to perform for the Company the services requested by the Company, including the duties and tasks described in Exhibit A (collectively, “Services”). Consultant agrees to devote such time to these Services as is reasonably necessary to perform them, which shall be at least as much time as is set forth on Exhibit A.

Except as expressly stated herein, only Michael Wyzga, the authorized service provider (“Authorized Service Provider”), will provide the Services on behalf of Consultant. Consultant acknowledges and agrees that the Company entered into this Agreement for the Consulting Period to retain the Consultant to perform the Services. Services are unique to the Company and the Company has determined that Michael Wyzga is exceptionally qualified to perform them by virtue of his education, training and experience, and the Services are not to be performed by other individuals.

During the Consulting Period, with effect from the date notified in writing by the Consultant to the Company, the Company agrees to pay Consultant the compensation set forth in Exhibit A as sole compensation for the performance of the Services. It is understood and agreed that Consultant will be an independent contractor. Consultant will perform the Services under the Company’s general direction as to the result of activity but Consultant shall determine, in Consultant’s discretion, the time, manner and means by which the Services are accomplished, subject to the express conditions that Consultant will at all times comply with applicable law. Wyzga need not perform the Services on the Company’s premises. It is also expressly understood that during the Consulting Period, neither Consultant nor the Authorized Service Provider shall be considered an agent or employee of the Company, and shall have no authority whatsoever to bind the Company by contract or otherwise. Consultant, on behalf of itself and the Authorized Service Provider, expressly waives any right to participate in any of the Company’s employee benefit plans or perquisites. Consultant, on behalf of itself and the Authorized Service Provider, further disclaims any intention or right to participate in any of the Company’s employee benefit plans or perquisites even if Consultant’s or the Authorized Service Provider’s status with the Company is determined by a third party tribunal to be that of an employee.

Consultant agrees that during the Consulting Period, Consultant will from time to time keep the Company advised as to Consultant’s progress in performing the Services hereunder and that Consultant will, as requested by the Company, prepare written reports with respect thereto. It is understood that the time required in the preparation of such written reports shall be considered time devoted to the performance of Consultant’s Services.

Consultant, on behalf of itself and the Authorized Service Provider, acknowledges that Company may publicize Consultant’s and the Authorized Service Provider’s role with Company by including Consultant’s and the Authorized Service Provider’s name and publicly available information regarding Consultant and/or the Authorized Service Provider in Company’s published materials (including but not limited to its website, presentations, and business plan materials). Consultant and the Authorized Service Provider understand that this Agreement may be part of one or more federal securities filings.

3.    Termination of Consulting Period. Either Consultant or the Company may terminate the Consulting Period upon giving thirty (30) days prior written notice thereof to the other party. The Consulting Period and this Agreement shall terminate immediately upon the Authorized Service Provider’s death. The Company may, in addition to any other rights it may have at law or in equity, also terminate this Agreement immediately and without prior notice if Consultant or the Authorized Service Provider refuses to or is unable to perform the Services, or is in breach of any material provision of this Agreement. Upon such termination all rights and duties of the parties with respect to the Consultant’s provision of Services and the Company’s compensation of the Consultant and the Authorized Service Provider for such Services shall cease except that the Company shall be obligated to pay, within thirty (30) days of the effective date of termination, all amounts owing to Consultant pursuant to Exhibit A for Services actually performed and reimbursable expenses actually incurred prior to termination, if any, in accordance with the provisions of Exhibit A.

4.    Independent Contractor; Taxes; Indemnification. Nothing in this Agreement shall in any way be construed to render Consultant or the Authorized Service Provider to be an agent, employee or representative of the Company. Consultant shall (and shall cause the Authorized Service Provider to) perform the Services hereunder as an independent contractor. Consultant acknowledges and agrees that Consultant is obligated to report as income all compensation received by Consultant pursuant to this Agreement, and Consultant agrees to and acknowledges the obligation to pay all taxes, including without limitation all federal and state income tax, social security taxes and unemployment, disability insurance and workers’ compensation applicable to Consultant and any person who performs Services in connection with this Agreement, and that Consultant will not be eligible for any employee benefits (nor does Consultant desire any of them) and expressly waives any entitlement to such benefits. Consultant further agrees to indemnify the Company and hold it harmless to the extent of any obligation imposed on the Company (i) to pay withholding taxes or similar items or (ii) resulting from Consultant’s being determined not to be an independent contractor.

Except insofar as it would preclude the Consultant from providing the Services under this Agreement or violate Part III, Section 7 (Avoidance of Conflict of Interest) hereof, Consultant is free to perform services for any other person. Consultant, on behalf of itself and the Authorized Service Provider, further acknowledges and agrees to the following:

(a)    While providing the Services pursuant to Part I of this Agreement, Consultant and the Authorized Service Provider is, and shall at all times be and remain, an independent contractor;

(b)    Consultant is customarily engaged in an independently established trade, occupation, profession or business of the same nature as that involved in providing Services;

(c)    Nothing in this Agreement or otherwise shall be construed as identifying Consultant as an employee, agent or legal representative of the Company or any of the Company’s related or affiliated entities during the Consulting Period for any purpose whatsoever;

(d)    Consultant and the Authorized Service Provider are not authorized to transact business, incur obligations, sell goods, receive payments, solicit orders or assign or create any obligation of any kind, express or implied, on behalf of the Company or any of the Company’s related or affiliated entities, or to bind in any way whatsoever, or to make any promise, warranty or representation on behalf of the Company or any of the Company’s related or affiliated entities with respect to any matter, except as expressly authorized in writing by the Company;

(e)    While Consultant will receive instruction on the objects and goals for which he or she is responsible, during the Consulting Period, the Company has no right to control the manner in which Consultant performs Services under this Agreement and Consultant is free to perform Services in the manner Consultant deems fit and in accordance with recognized standards for such services;

(f)    Consultant shall not (and shall not permit the Authorized Service Provider to) use the Company’s trade names, trademarks, service names or service marks without the prior written approval of the Company; and

(g)    If, at any time, Consultant’s or the Authorized Service Provider’s status with the Company as an independent contractor changes or Consultant or the Authorized Service Provider is ever deemed, with respect to the Services performed during the Consulting Period, to be an employee of the Company, each of the covenants set forth above and this Agreement remains in full force and effect in its entirety until and unless it is replaced with a subsequent and superseding agreement.

5.    Limited Warranty. Consultant, on behalf of itself and the Authorized Service Provider, represents and warrants that all services rendered hereunder during the Consulting Period will be performed in compliance with all applicable laws and regulations and in a professional manner in accordance with the highest industry standards and practices. Consultant, on behalf of itself and the Authorized Service Provider, represents and warrants that Consultant and the Authorized Services Provider will perform Consultant’s and the Authorized Services Provider’s responsibilities under this Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of any patent, copyright or other proprietary right of any third party. Except as expressly stated in this Agreement, Consultant, on behalf of itself and the Authorized Services Provider, disclaims all other express or implied warranties with respect to his or her performance of the Services.

II. Employment as Interim Chief Financial Officer of the Company

1.    Employment Period. The employment of Wyzga as Interim CFO pursuant to this Agreement will commence on the date on which his appointment as Interim CFO becomes effective and, unless terminated earlier pursuant to Part II, Section 8 hereof (Termination of Employment), will terminate on the date on which the employment of his successor as the chief financial officer of the Company commences. The period during which Wyzga is employed by the Company as Interim CFO pursuant to this Agreement shall constitute the “Employment Period.”

2.    Position, and Duties. During the Employment Period, Wyzga shall serve as chief financial officer of the Company and shall have the normal duties and responsibilities which are consistent with Wyzga’s position as chief financial officer and as the board of directors of the Company (“Board”) may direct from time to time direct.. Wyzga shall report to the chief executive officer of the Company.

3.    Best Efforts. During Wyzga’s employment, Wyzga shall: (i) devote Wyzga’s full professional time and attention to the performance of Wyzga’s duties for the Company and its subsidiaries and related divisions and business lines; (ii) use Wyzga’s best efforts to dutifully, faithfully and efficiently perform his duties hereunder, and obey all reasonable and lawful directions given by or under the authority of the Board; and (iii) refrain from engaging in any other business, profession or occupation for compensation or otherwise which would conflict, directly or indirectly, with the rendition of services to the Company. Wyzga may engage in charitable, civic and community activities and manage Wyzga’s personal investments provided that such activities do not materially interfere with the performance of his duties hereunder or conflict with the conditions of his employment, all in a manner consistent with his duties and responsibilities.

4.    Adherence to Company Policies and Applicable Rules. During the Employment Period, Wyzga shall: (i) comply with the Company’s articles of association, rules, and regulations; (ii) comply with the rules of any securities or investment exchange or regulatory or governmental body to which the Company is subject from time to time (including the US Securities and Exchange Commission and Nasdaq); (iii) comply with, and procure compliance with, so far as he is able, that his spouse or civil partner and dependent children (if any) or any trust in which he, his spouse, or civil partner or dependent children may be concerned or interested in as trustee or beneficiary, any code of conduct relating to securities transactions by directors and specified employees applicable in the Company and its subsidiaries; (v) exercise his duties in compliance with the requirements of the United Kingdom’s Bribery Act 2010; and (v) comply with such office policies, procedures, and practices as may be established from time to time through office manuals, policy statements, memoranda, or other communications to the Company’s officers, directors, and employees. Wyzga understands that these policies, procedures, and practices are subject to change, do not constitute contractual rights or obligations, and that no employee has any right to the continuance of any given policy or practice unless specifically set forth herein.

5.    During the Employment Period, Executive’s primary work location shall be in Boston, Massachusetts; provided, however, that (i) Wyzga may elect to perform his duties from other locations from time to time; and (ii) Wyzga shall travel to other locations and countries as and when required by the Board including, but not limited to, travel to the Company’s offices in the United Kingdom.

6.    Compensation. During the Employment Period, the Company agrees to pay Wyzga the compensation set forth in Exhibit B as sole compensation for the performance of his duties as Interim CFO. In addition, during the Employment Period, Wyzga shall be eligible to be granted Company stock options on the same basis as other senior executives of the Company.

7.    Business Expenses. During the Employment Period, the Company shall reimburse Wyzga for all reasonable expenses incurred by Wyzga in the course of performing Wyzga’s duties under this Agreement that are consistent with the Company’s policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company’s requirements applicable generally with respect to reporting and documentation of such expenses.

8.    Termination of Employment. Wyzga’s employment with the Company is at-will and not for any specified period. Either the Company or Wyzga may terminate the Employment Period and this Agreement upon giving thirty (30) days prior written notice thereof to the other party. The Employment Period and this Agreement shall terminate immediately upon Wyzga’s death. The Company may, in addition to any other rights it may have at law or in equity, also terminate this Agreement immediately and without prior notice if Wyzga refuses to or is unable to perform his duties as Interim CFO, has committed an act of material misconduct or gross negligence, or is in breach of any material provision of this Agreement. Upon such termination, the Company’s compensation obligations to Wyzga shall cease except that the Company shall be obligated to pay, within thirty (30) days of the effective date of termination (or such earlier time as may be required by law), (i) the compensation earned and owing to Wyzga pursuant to Exhibit B for the period through and including the date on which his employment terminates, and (ii) reimbursable expenses actually incurred by Wyzga prior to termination. If, on the date of termination, Wyzga holds any other office or position with the Company or its subsidiaries (other than that of being a member of the Board, which unless he has resigned or has been removed, Wyzga shall continue to hold following the end of the Employment Period) (“Other Offices and Positions”), Wyzga shall be deemed to have resigned from all Other Offices and Positions as of his employment termination date. Wyzga hereby covenants that upon and following the date of termination, he will take such actions and execute such instruments as the Company determines to be necessary or advisable in order to effect such resignations.

9.    Executive’s Cooperation. During the Employment Period and thereafter, Wyzga shall reasonably cooperate with the Company and its affiliates or subsidiaries in any internal investigation or administrative, regulatory or judicial proceeding as reasonably requested by the Company (including, without limitation, Wyzga’s being reasonably available to the Company upon reasonable notice for interviews and factual investigations, appearing at the Company’s reasonable request to give testimony without requiring service of a subpoena or other legal process, volunteering to the Company all pertinent information and turning over to the Company all relevant documents which are or may come into Wyzga’s possession, all at times and on schedules that are reasonably consistent with Wyzga’s other permitted activities and commitments) at reasonable times. In the event the Company requires Wyzga’s cooperation in accordance with this section, the Company shall reimburse Wyzga solely for reasonable travel expenses (including lodging and meals, upon submission of receipts). Nothing about the foregoing shall preclude Wyzga from testifying truthfully in any forum or from providing truthful information to any government agency or commission.

Part III

In this Part III, “Wyzga” shall refer to Consultant, Michael Wyzga in his capacity as authorized service provider, and Michael Wyzga in his capacity as Interim CFO, and the promises, duties, and obligations imposed on “Wyzga” under this Part III (i) are each made by Consultant and by Michael Wyzga in his capacity as Interim CFO, and (ii) Consultant will cause Michael Wyzga, in his capacity as authorized service provider, to perform or refrain from, as applicable, each of the promises, duties and obligations imposed on Consultant by this Part III.

1.    Confidentiality. “Confidential Information” means all trade secrets and confidential or proprietary information, whether or not in writing, concerning the Company’s business, technology, business relationships or financial affairs which the Company has not released to the general public. By way of illustration, Confidential Information may include, but is not limited to, information or material which has not been made generally available to the public, such as: (a) corporate information, including plans, strategies, methods, policies, resolutions, negotiations or litigation; (b) marketing information, including strategies, methods, customer identities or other information about customers, prospect identities or other information about prospects, or market analyses or projections; (c) financial information, including cost and performance data, debt arrangements, equity structure, investors and holdings; and (d) operational and technological information, all proprietary data , plans, specifications, manuals, forms, templates, software, designs, methods, procedures, formulas, discoveries, inventions, improvements, concepts and ideas; and (e) personnel information, including personnel lists, reporting or organizational structure, resumes, personnel data, compensation structure, performance evaluations and termination arrangements or documents. Confidential Information also includes information received in confidence by the Company from its customers or suppliers or other third parties.

2.    Recognition of Company Rights. Wyzga will not, at any time, without the Company’s prior written permission, either during or after the term of this Agreement, disclose any Confidential Information to anyone outside of the Company, or use or permit to be used any Confidential Information for any purpose other than (i) the performance of the Services during the Consulting Period, and (ii) Wyzga’s performance of his duties and responsibilities as Interim CFO during the Employment Period, for or on behalf of the Company. Wyzga will cooperate with the Company and use best efforts to prevent the unauthorized disclosure or use of any and all Confidential Information. Wyzga will deliver to the Company all copies of Confidential Information in Wyzga’s possession or control upon the earlier of a request by the Company or termination of this Agreement for any reason.

3.    Rights of Others. Wyzga understands that the Company is now and may hereafter be subject to non-disclosure or confidentiality agreements with third persons which require the Company to protect or refrain from use of Confidential Information. Wyzga, agrees to be bound by the terms of such agreements in the event Wyzga has access to such Confidential Information.

4.    Prior Agreements. Wyzga agrees that Wyzga will not, during the term of this Agreement, improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity with which Wyzga has an agreement or duty to keep in confidence information acquired by Wyzga, if any, and that Wyzga will not bring onto the premises of the Company any unpublished document or proprietary information belonging to such employer, person or entity unless consented to in writing by such employer, person on entity.

5.    Ownership. Wyzga will make full and prompt disclosure to the Company of all inventions, discoveries, designs, developments, methods, modifications, improvements, ideas, products, processes, databases, computer programs, formulae, techniques, know-how, trade secrets, graphics or images, and audio or visual works and other works of authorship (collectively “Developments”), whether or not patentable or copyrightable, that are created, made, conceived or reduced to practice by Wyzga (alone or jointly with others) or under Wyzga’s direction during the term of this Agreement. Wyzga acknowledges that all work performed by Wyzga is on a “work for hire” basis, and Wyzga hereby assigns and transfers and, to the extent any such assignment cannot be made at present, will assign and transfer, to the Company and its successors and assigns all Wyzga’s right, title and interest in all Developments that (i) relate to the business of the Company or any customer of the Company or any of the products or services being researched, developed, manufactured, performed or sold by the Company or which may be used with such products or services; or (ii) result from tasks assigned to Wyzga by the Company and/or the Services and/or Wyzga’s employment; or (iii) result from the use of premises or personal property (whether tangible or intangible) owned, leased or contracted for by the Company (“Company-Related Developments”), and all related patents, patent applications, trademarks and trademark applications, service marks and service mark applications, copyrights and copyright applications, and other intellectual property rights in all countries and territories worldwide and under any international conventions (“Intellectual Property Rights”). Wyzga shall, at the request of Company execute all documents as are required to vest ownership of any Company-Related Developments and Intellectual Property Rights in Company and will assist Company in obtaining and enforcing patent, copyright and other forms of legal protection for the Company-Related Developments in any country. Wyzga irrevocably appoints Company as Wyzga’s attorney-in-fact to execute all such documents as may be required by Company to so vest such ownership of such Inventions in Company. Wyzga shall treat all Inventions as Confidential and Proprietary Information of Company.

This Agreement does not obligate Wyzga or require Wyzga to assign to the Company any Development which, in the sole judgment of the Company, reasonably exercised, is developed entirely on Wyzga’s own time and does not relate to the business efforts or research and development efforts in which, during the term of this Agreement, the Company actually is engaged or reasonably would be engaged, and does not result from the use of premises or equipment owned or leased by the Company. However, Wyzga will also promptly disclose to the Company any such Developments for the purpose of determining whether they qualify for such exclusion. Wyzga, understands that to the extent this Agreement is required to be construed in accordance with the laws of any state which precludes a requirement in an agreement to assign certain classes of inventions made by a Wyzga, this Part III, Section 5 (Ownership) will be interpreted not to apply to any invention which a court rules and/or the Company agrees falls within such classes. Wyzga also hereby waives all claims to any moral rights or other special rights which Wyzga may have or accrue in any Company-Related Developments.

6.    Records; Reports. Wyzga will keep and maintain adequate and current records of all Confidential Information and Company-Related Developments developed by Wyzga during the term of this Agreement, which records will be available to and remain the sole property of the Company at all times. All Developments, files, letters, notes, memoranda, reports, records, data, sketches, drawings, notebooks, layouts, charts, quotations and proposals or other written, photographic or other tangible material containing Confidential Information, whether created by Wyzga or others, which come into Wyzga’s custody or possession, are the exclusive property of the Company to be used by Wyzga only in the performance of the Services and Wyzga’s employment duties. Any property situated on the Company’s premises and owned by the Company, including without limitation computers, disks and other storage media, filing cabinets or other work areas, is subject to inspection by the Company at any time with or without notice. In the event of the termination of this Agreement for any reason, Wyzga will promptly deliver to the Company all files, letters, notes, memoranda, reports, records, data, sketches, drawings, notebooks, layouts, charts, quotations and proposals, specification sheets, or other written, photographic or other tangible material containing Confidential Information, and other materials of any nature pertaining to the Confidential Information of the Company and to the Services and Wyzga’s employment by the Company, and will not take or keep in Wyzga’s possession any of the foregoing or any copies.

7.    Avoidance of Conflicts of Interest. Wyzga represents and warrants that Wyzga has no outstanding agreement or obligation that is in conflict with any of the provisions of this Agreement, or that would preclude Wyzga from fully complying with the provisions hereof, and further certifies that Wyzga will not enter into such conflicting agreement during the term of this Agreement. Wyzga will advise the Company at such time as any activity of either the Company or another business presents Wyzga with a conflict of interest or the appearance of a conflict of interest. Wyzga will take whatever action is requested by the Company to resolve any conflict or appearance of conflict which it finds to exist. Wyzga further represents and warrants that Wyzga has full power and authority to enter into this Agreement and perform his or her obligations hereunder.

8.    Indemnification. Wyzga shall indemnify and hold the Company, its affiliates and their respective directors, officers, agents and employees harmless from and against all claims, demands, losses, damages and judgments, including court costs and attorneys’ fees, arising out of or based upon (i) any claim that the Services provided hereunder or, any related Intellectual Property Rights or the exercise of any rights in or to any Company-Related Development or related Intellectual Property Rights infringe on, constitute a misappropriation of the subject matter of, or otherwise violate any patent, copyright, trade secret, trademark or other proprietary right of any person or breaches any person’s contractual rights; and (ii) any breach or alleged breach by Wyzga or the Authorized Services Provider of any representation, warranty, certification, covenant, obligation or other agreement set forth in this Agreement.

9.    Limitation of Liability. Except for liability arising from Wyzga’s or the Authorized Service Provider’s breach of Sections 2 (Recognition of Company Rights), 3 (Rights of Others), 5 (Ownership) of this Part III, or Wyzga’s indemnification obligations hereunder, Wyzga shall not be liable to the Company for special, indirect, reliance, incidental, or consequential damages. Wyzga’s liability arising out of or in connection with this Agreement during the Consulting Period shall not exceed the fees paid to Wyzga under this Agreement. The Company’s liability arising out of or in connection with this Agreement during the Consulting Period shall not exceed the fees paid to Wyzga under this Agreement. The Company shall not be liable to the Wyzga for special, indirect, reliance, incidental, or consequential damages.

10.    Term. The term of this Agreement will commence on the date first written above, and will continue until the earlier of (i) the termination of the Consulting Period unless the Employment Period commences immediately following the end of the Consulting Period, or (ii) the termination of the Employment Period (the “Term”). The termination of the Term shall not affect the continuation of obligations that do not expressly cease pursuant to this Agreement.

11.    Assignment. Neither this Agreement nor any right hereunder or interest herein may be assigned or transferred by Wyzga without the express written consent of the Company. The Company may assign any or all of its rights and obligations under this Agreement without Wyzga’s written consent to any affiliate or to another third party affiliate by way of merger, acquisition, consolidation, or sale or transfer of all or substantially all of the Company’s assets or capital stock. Wyzga expressly consents to be bound to the provisions of this Agreement for the benefit of the Company or any parent, subsidiary or affiliate without the necessity that this Agreement be re-executed. Any attempted assignment, delegation or transfer by a third party hereto in violation hereof shall be null and void. Subject to the foregoing, this Agreement shall be binding on the parties and their successors and assigns.

12.    Equitable Relief. Wyzga and the Company agree that it would be impossible or inadequate to measure and calculate the Company’s damages from any breach by Wyzga of any part(s) of Sections 2 (Recognition of Company Rights), 5 (Ownership), 6 (Records; Reports), or 7 (Avoidance of Conflicts of Interest) of this Part III (the “Specified Sections”). Accordingly, Wyzga and the Company agree that if Wyzga breaches this Agreement, the Company will have available, in addition to any other right or remedy available, the right to obtain from any court of competent jurisdiction an injunction restraining such breach or threatened breach and specific performance of the Specified Sections. Wyzga and the Company further agree that no bond or other security shall be required in obtaining such equitable relief and Wyzga and the Company, hereby consent to the issuances of such injunction and to the ordering of such specific performance.

13.    Notices. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, sent by reputable overnight courier service or mailed by first class mail, return receipt requested, to the recipient at the address below indicated:

Notice to Consultant and Michael Wyzga:

To Michael Wyzga at such address as most currently appears in the records of the Company

Email: [    ]

Notices to the Company:

Mereo BioPharma Group plc

One Cavendish Place

London W1G 0QF

United Kingdom

Attention: The General Counsel

Email: [    ]

With a copy to:

Charles Sermon

General Counsel

Mereo Biopharma Group plc

1 Cavendish Place

London W1G 0QF

United Kingdom

Email: [    ]

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Notice shall be sufficient in all respects if given and delivered in person, by electronic mail, by facsimile, by overnight courier, or by mail, postage prepaid, to the receiving party at such party’s address. Such notice shall be deemed to have been given as of one (1) day following the date deposited with a recognized overnight courier service, three (3) days following the date deposited in the mail to an address in the same country, seven (7) days following the date deposited in the mail to an address in another country, and immediately following the notice being sent if sent by electronic mail or by facsimile.

14.    Severability. If any provision in this Agreement shall be found or be held to be invalid or unenforceable in any jurisdiction in which this Agreement is being performed, then the meaning of said provision shall be construed, to the extent feasible, so as to render the provision enforceable, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement which shall remain in full force and effect. In such event, the parties shall negotiate, in good faith, a substitute, valid and enforceable provision which most nearly effects the parties’ intent in entering into this Agreement.

15.    Amendment. This Agreement (including Exhibits A and B) may not be amended in any respect except by a writing signed by the parties.

16.    Effect on Directors Appointment Letter. This Agreement shall have no effect on Wyzga’s status as a member of the Board, except that during the Employment Period,

(a)    Wyzga shall be an executive member of the Board;

(b)    Wyzga shall receive compensation from the Company solely in his capacity as Interim CFO pursuant to Exhibit B, serving as a member of the Board for no additional consideration; and

(c)    Wyzga’s letter of appointment to the Board (the “Appointment Letter”) shall be amended in accordance with the terms set out in Exhibit C.

In addition, in order to comply with current Nasdaq rules, while serving as Interim CFO and for a period of three years thereafter, Wyzga shall not serve as a member of the Board’s Audit and Risk Committee. To the extent necessary to effect the forgoing provisions of this Part III, Section 16, this Part III, Section 16 shall be constitute an amendment to the Appointment Letter and to the relevant Company option grant agreements.

17.    Entire Agreement. The terms and conditions herein contained constitute the entire agreement between the parties and supersede all previous agreements and understandings, whether oral or written, between the parties hereto with respect to the subject matter hereof, and no agreement or understanding varying or extending the same shall be binding upon either party hereto unless in a written document which expressly refers to this Agreement and which is signed by the party to be bound thereby. For the avoidance of doubt, Wyzga’s Appointment Letter, as modified by Part III, Section 16 (Effect on Directors Appointment Letter) remains in effect.

18.    Governing Law and Personal Jurisdiction. This Agreement and any action related thereto will be governed, controlled, interpreted, and defined by and under the laws of the State of New York, without giving effect to any conflicts of laws principles that require the application of the law of a different state. Any disputes under this Agreement may be brought in the state courts and the Federal courts located in the Borough of Manhattan of the City of New York in the State of New York, and each of the parties and the Authorized Service Provider hereby consent to the personal jurisdiction and exclusive venue of these courts.

19.    Costs. Each party hereby agrees that if it is held by any court of competent jurisdiction to be in violation, breach, or nonperformance of any of the terms of this Agreement, then the prevailing party will pay all reasonable costs of such action or suit, including reasonable attorney’s fees.

20.    No Waiver. No waiver of any term or condition of this Agreement shall be valid or binding on either party unless the same shall be been mutually assented to in writing by the parties to the waiver. The failure of a party to enforce at any time any of the provisions of this Agreement, or the failure to require at any time performance by the another party of any of the provisions of this Agreement, shall in no way be construed to be a present or future waiver of such provisions, nor in any way affect the right of any party to enforce each and every such provision thereafter. The express waiver by a party of any provision, condition or requirement of this Agreement shall not constitute a waiver of any future obligation to comply with such provision, condition or requirement.

21.    Defend Trade Secrets Act of 2016. Wyzga acknowledges receipt of the following notice under 18 U.S.C § 1833(b)(1): “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.”

22.    Counterparts. This Agreement may be signed in one or more counterparts.

23.    Taxes. The Company may withhold, or cause to be withheld, from any amounts payable under this Agreement all federal, state, city or other taxes as the Company or any of its Affiliates, is required to withhold pursuant to any applicable law, regulation or ruling. Notwithstanding any other provision of this Agreement, the Company shall not be obligated to guarantee any particular tax result to any party with respect to any amount paid by the Company to such other party as fees or compensation. Each of the Consultant, the Authorized Service Provider, and Wyzga shall be responsible for any taxes imposed on any amount received by them from the Company as a payment of fees or compensation.

24.    Personal Information. Wyzga acknowledges and agrees that the Company is permitted to hold personal information about him as part of its personnel and other business records and, in accordance with applicable law, may use such information in the course of the Company’s business.

25.    Advice of Counsel. Each party represents and warrants that it has had a full opportunity to seek advice and representation by independent counsel of its own choosing in connection with this Agreement and it has either received such advice or, in its business judgment, decided not to seek such advice.

26.    Section Headings; Interpretation. The section headings in this Agreement are for convenience of reference only, and they form no part of this Agreement and shall not affect its interpretation. It is the parties’ intention that this Agreement not be construed more strictly with regard to Wyzga or the Company.

27.    409A Compliance. The intent of the parties is that payments and benefits under this Agreement comply with Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. In no event shall the Company or its subsidiaries or affiliates be liable for any additional tax, interest or penalty that may be imposed on a party under Section 409A or damages for failing to comply with Section 409A.

(a)    Notwithstanding anything herein to the contrary, to the extent required by Section 409A, upon a termination of Executive’s employment (other than as a result of death), if Executive is at the time a “specified employee” (within the meaning of Section 409A), distributions under this Agreement determined, in whole or in part, to constitute “nonqualified deferred compensation” within the meaning of Section 409A and payable to Executive on account of Executive’s termination of employment or other “separation from service” (within the meaning of Section 409A(a)(2)(A)(i) of the Code and the Treasury regulations issued thereunder) will be delayed until six months after such termination of employment, and such distributions will be made at the beginning of the seventh month following the date of such termination of employment or other separation from service. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”

(b)    To the extent that reimbursements or other in-kind benefits under this Agreement or any amounts otherwise due to a party from the Company constitute “nonqualified deferred compensation” for purposes of Section 409A: (i) all such expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by the party; (ii) any such right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit; and (iii) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

(c)    For purposes of Section 409A, a right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.

(d)    Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes “nonqualified deferred compensation” for purposes of Section 409A be subject to offset by any other amount unless otherwise permitted by Section 409A.

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IN WITNESS WHEREOF, the parties hereto have caused to be executed or executed this Consulting Agreement as of the day and year first above written.

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight
Name:	Denise Scots-Knight
Title:	Chief Executive Officer

MSW CONSULTING INC.

By:	/s/ Michael S Wyzga
Name:	Michael S Wyzga
Title:	President, MSW Consulting Inc.

MICHAEL WYZGA (In his individual capacity as and as Authorized Service Provider)

EXHIBIT A

CONSULTING SERVICES AND COMPENSATION

EXHIBIT B

INTERIM CFO COMPENSATION

EXHIBIT C

DIRECTOR’S APPOINTMENT LETTER